

Mail Stop 4628

November 28, 2016

Wensheng Huang
Secretary to the Board of Directors
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
People's Republic of China

> **Re:** **China Petroleum & Chemical Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 20, 2016**
> **Response Letter Dated September 28, 2016**
> **File No. 1-15138**

Dear Mr. Huang:

We have reviewed your September 28, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2016 letter.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects, page 39

Critical Accounting Policies, page 39

Impairment for Long-Lived Assets, page 40

1. As requested in prior comment number 2, tell us the specific crude oil and natural gas prices used for each year in the cash flow projections underlying your value in use calculation. As part of your response, explain how the prices used reflect both the price forecasts shown in Exhibit A and your long-term crude oil price of $90 per barrel.

2.   Your response to prior comment number 2 indicates, in part, that you have adopted a cost reduction strategy in response to the challenging low oil price environment. Clarify how your current cost reduction strategy correlates to your forecasted costs in future periods. As part of your response, tell us whether and, if so, how, your estimated future costs reflect increases comparable to those shown in your estimated future prices.

3.   Explain to us how the assumptions regarding prices and costs in the cash flow projections underlying your value in use calculations reflect the most recent financial budgets/forecasts approved by your management. See IAS 36, par. 33(b).

4.   Explain to us in greater detail how you group individual wells into cash generating units. As part of your response, clearly describe how you consider geological features, ground and logistic conditions and production, operation and management of the respective groups of wells in determining your cash generating units.

5.   Your response to prior comment number 3 did not address whether there were any assets or cash generating units in your exploration and production segment for which you concluded that impairment testing was not necessary during 2015. If impairment testing was not necessary, explain to us your basis for reaching such a conclusion, including how you considered the indications in IAS 36, paragraph 12.

Compensation, page 63

6.   We note that in response to our prior comment 5 you explained how you award "performance rewards." Please include this explanation in your next annual report on Form 20-F.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources